DMH INTERNATIONAL, INC.

November 29, 2010

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

DMH International, Inc.

Registration Statement on Form S-1

File No. 333-169887

Submitted on October 12, 2010

Dear Mr. Williamson:

DMH International, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 8, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on October 12, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

       FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 8, 2010.

General

1.

We note numerous statements throughout your document that appear promotional in nature. In this regard, a statement can be promotional even if couched in terms of management's belief or expectation where there is no basis provided in support of such belief or expectation. Examples of such statements.....

Please revise to remove these statements or provide a reasonable basis for them.

RESPONSE:  We have revised the Filing throughout to remove such statements that may be "promotional" in nature.

2.

In several areas of your document you make reference to your products - see, for example, your statement on page eight “[s]ome of our competitors are offering products that are substantially similar, in design and materials, to our products." We also note the statement on page 22 that "the types of shirts that we sell can range from $25 to $100 per shirt." Given your development stage and have not reported sales, please revise the document throughout to clarify, if true, that you do not have a product currently, but rather have a proposed product. Please note this comment is not limited to the specific word product, but should be read to address similar terms in your disclosure such as "current merchandise" on page 18.

RESPONSE:  We have revised the document to clarify that, although there have been no sales, we have in fact designed two shirts and have had the first prototypes of those shirts manufactured. We have attempted to clarify this fact by revising the Filing on Pages 5 and 18, respectively, to include the following language:

Page 5:

"We have created our first two designs and have had the prototypes manufactured and we are currently evaluating both the design and materials used for the products. The prototypes we have designed include a simple fashion t-shirt and a casual short sleeve button-down, a full description of our current products can be found herein. Although we have had the first designs manufactured, we have not reported any sales at this time."

Page 18:

“Our founder Mr. Garcia has created our first two designs and has had the prototypes manufactured and we are currently evaluating both the design and materials used for the products. The prototypes we have designed include a simple fashion t-shirt and a casual short sleeve button-up as shown below. Although we have had the first designs manufactured, we have not reported any sales at this time. We anticipate ordering sample shirts from manufacturers that specialize in small projects and custom designs; these manufacturers will be identified by Mr. Garcia through on-line research and evaluation. At this time we have received limited runs of our first two products. With each test run we will evaluate both the quality of the material and the craftsmanship from the selected manufacturer. Once we are satisfied with and have chosen our manufacturer, we will initiate significant discussions relating to quality and pricing. We will evaluate these factors in light of funds received from the proceeds of this offering and such determinations will be guided and directly related to funds received.”

Registration Statement Cover Page

3.

Please check the box indicating that you are conducting a delayed or continuous offering pursuant to Rule 415.

RESPONSE:  We have revised the Filing as requested.

4.

We note your statement that the securities covered by the registration statement "may not be sold (except pursuant to a transaction exempt from the registration requirements of the Securities Act) until th[e] registration statement ... is declared effective." Please clarify the meaning of this statement and advise whether you are conducting a concurrent private offering.

RESPONSE:  We have revised the Filing to remove the language relating to the sale pursuant to an exempt transaction.

Prospectus Summary

5.

Please revise the disclosure under Summary of the Offering on page six to briefly summarize the offering type. In this regard we note disclosure elsewhere indicating this is a best efforts, self underwritten offering with no offering minimum.

RESPONSE:  We have revised the Filing on Page 6 to include the following language in the "Summary of the Offering" section:

"Offering Type The offering is being conducted on a self-underwritten, best efforts basis, there is no minimum number of shares that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered shares."

Risk Factors, page 7

6.

Please revise your page seven risk factor "[i]nvesting in the company is a highly speculative investment ... " to address the factors that make an investment in you speculative.

RESPONSE:  We have revised the risk factor on Page 7 of the Filing to include the following language:

"We are a development stage company with no operating history and may never be able to carry out our business plan or achieve any revenues or profitability; at this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their entire investment.

We are subject to all of the risks inherent in the establishment of a new business enterprise. We have not generated any revenues nor have we realized a profit from our operations to date, and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon the successful development, marketing and sales of our products, which itself is subject to numerous industry-related risk factors as set forth herein. We may not be able to successfully carry out our business. There can be no assurance that we will ever achieve any revenues or profitability. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in our industry, and our Company is a highly speculative venture involving significant financial risk."

7.

We note your risk factor on page eight that you "may need additional capital in the future." Please revise to quantify your approximate capital needs short term and long term, and clarify the minimum amount of funds necessary to fully implement your business plans. Also, with respect to your statement that you "believe that [y]our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet [y]our anticipated cash needs for the foreseeable future ...” , please clarify the amount of cash flows from operations and net proceeds assumed in making this determination. In addition, please include a statement indicating that you have not had cash flows from operations, there is uncertainty regarding the amount of proceeds from your offering, and indicating how long your current cash will support your operations based on current spending patterns.

RESPONSE:  We have deleted the referenced risk factor and added the requested disclosure to a subsequent risk factor as well as adding an additional risk factor as follows. We believe the following allows for the requested disclosure without duplicative disclosure:

"We may not be able to further implement our business plan unless sufficient funds are raised in this offering. If we do not raise sufficient funding hereunder, we may have to cease operations, which could cause investors to lose their investment or seek additional capital through the sale of additional shares or other equity securities which would result in additional dilution to our stockholders.

We may not realize sufficient proceeds from this offering to further business development, or to provide adequate cash flow for planned business activities. At September 30, 2010 we had cash on hand of $36,710 and accumulated a deficit of $44,750. We have not generated any revenue from operations to date. At this rate, we expect that we will only be able to continue operations for six to eight months without obtaining additional funding or beginning to generate revenue. We anticipate that additional funding will be needed for general administrative expenses, business development, marketing costs and support materials.

We do not currently have any arrangements for financing. Obtaining additional financing will be subject to a number of factors, including general market conditions, investor acceptance of our plan of operations and initial results from our business operations. These factors may impact the timing, amount, terms or conditions of additional financing available to us. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business. If this happens, you could lose all or part of your investment.

If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to further implement our business strategy unless sufficient funds are raised in this offering. If we do not raise at least $72,000 we may have to cease operations, which could cause investors to lose their investment in us.

In order to fund our operations, we believe that we need minimum proceeds of approximately $72,000 from this offering. We believe that $72,000 will be sufficient to pay for the expenses of this offering and conduct our proposed business activities. Moreover, we hope to raise $200,000 which would allow us to implement our business plan to the full extent that we envision. We may not realize sufficient proceeds to complete further business development costs, or to provide adequate cash flow for planned business activities. Our inability to raise sufficient funds in this offering may significantly hinder our ability to continue operations. If we fail to raise sufficient funds in this offering, investors may lose their entire cash investment."

8.

Please revise your risk factor disclosure to address your current loan payable balance and the fact that it is due on demand. Discuss whether you would be able to repay it with existing funds if it were called.

RESPONSE:  We have revised the Filing on Page 8 to include the following risk factor:

"The Company has received its initial financing through the issuance of a promissory note, and the repayment of such note prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

On August 11, 2010, the Company issued a 10% Promissory Note, in the principal amount of $75,000 to Big Bear Holdings to evidence funds previously loaned by Big Bear Holdings to the Company. The $75,000 principal amount underlying the Promissory Note is due and payable on demand upon 10 days written notice from Big Bear Holdings and accrues interest at the rate of 10% per annum. The Company intends to repay this Promissory Note through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Promissory Note.  We believe that our operations will have to generate at least $150,000 in revenue before the Promissory Note becomes due.  We currently do not have sufficient cash on hand to repay the Promissory Note if Big Bear Holdings so demanded.  Any demand for repayment of the Promissory Note   prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan."

9.

Please revise your page eight risk factor, and your Liquidity discussion, to disclose your cash balance as of the most recent practicable date.

RESPONSE:  We have revised the Filing as requested.

10.

Your risk factor "We may be unable to implement and manage our growth strategy... " on page nine ... " appears generic. Please remove or revise.

RESPONSE:  We have removed the risk factor as requested.

11.

We note your page nine risk factor "Because our management has no experience in designing, marketing and selling a clothing line." Please revise here or where appropriate to address whether your management lacks experience producing and distributing clothing. Also, please reconcile the statement regarding your confidence in attracting qualified personnel to the sentence that immediately follows it, indicating that the expense associated with hiring a consultant may not be financially feasible. Similarly, revise here or where appropriate to reconcile the apparent lack of management experience with the characterizations of your brand and "broad appeal" on, for example, pages 8, 17 and 22.

RESPONSE:  We have considered your comments and have revised the Filing to reflect that our sole-officer lacks experience in the "production and distribution" of a line of apparel. Additionally, we have deleted the reference to our confidence in attracting qualified personnel. Further, we have considered your final comment relating to Mr. Garcia's lack of experience and the characterization of the brand's appeal. We do not believe that the potential appeal of the Dale Mas brand is in any way dependent on Mr. Garcia's experience. In fact we would believe the contrary, meaning it is exactly Mr. Garcia's inexperience that forms the basis of his belief in the Dale Mas brand. Mr. Garcia has, in his opinion, identified a niche in the apparel market that may appeal to the growing Hispanic population of the United States. Mr. Garcia believes that the brand’s potential broad appeal is due to the market he is trying to reach and the brand name.

Use of Proceeds, page 12

12.

It is unclear why the table on page 12 does not address what appears to be, from Exhibit 10.4, a $1,000 monthly fee for Mr. Garcia's management services. Please revise or advise.

RESPONSE:  We have revised the Filing to clarify that our working capital will be used to pay Mr. Garcia's management fees. We have included the following language in a footnote to the referenced table on Page 13:

"Working Capital may include, but is not limited to, postage, telephone services, overnight delivery services, legal fees, accounting fees and other general operating expenses, including any such management fees due to Mr. Garcia pursuant to his Management Agreement with the Company. Any line item amounts not expended completely shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations."

13.

We note that you reserve the right to change the use of proceeds and to use such funds in your best judgment. Please provide the disclosure contemplated by Instruction 7 to Item 504 of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 13 to include the following language:

“Mr. Garcia, our sole officer and director, has determined that the maximum funds received under this offering would be sufficient to cover our offering expenses, filing reports with the Securities and Exchange Commission, and fund our initial six to eight months of our business plan. However, there can be no assurance that the Company will raise any funds through this offering and if a limited amount of funds are raised, the Company reserves the right to change the use of proceeds as a result of certain contingencies such as competitive developments, results of our operations, future business developments, fluctuations in the clothing market and availability of raw materials, and other factors, and will use such funds according to its best judgment. Further, any such change in the use of proceeds as discussed above would be limited to a proportionate reduction in funds allocated to each specific item listed.”

Description of Securities, page 15

14.

On page 16 you refer investors to your Articles, Bylaws, and the applicable statutes of the State of Nevada "for a more complete description of the rights and liabilities of the holders ... " Please remove this statement or revise to indicate that you have summarized all material provisions of the foregoing sources in your disclosure document.

RESPONSE:  We have revised the Filing to remove this statement.

Description of our Business, page 17

15.

Please revise to address, in greater detail, your plans to design and produce your product. For example, it is unclear who you anticipate will design your shirts, where they will be manufactured and how you will arrange for distribution. In this regard, it is unclear on what basis you make statements such as "[o]ur apparel will be sold in the United States and abroad to upscale retailers and boutiques." Also, please expand upon the "initial product tests and development" referred to on page 17.

RESPONSE:  We have revised the Filing to delete the reference to where our products will be sold and have further included the language below on Page 18 to clarify Mr. Garcia's contributions to the Company. Additionally, we have revised the disclosure to expand on the product tests and development.

“Our founder, while having no direct experience in the apparel industry, has a proven track record in design and marketing including owning a publishing and advertising company providing internal directories for municipalities and serving as the President of ATX Publishing, Inc. ATX Connection is an Austin, Texas-based publication geared toward advertising for locally owned businesses. ATX Publishing, Inc. also offers such business tools as graphic design, logos, branding, banners, business cards, etc. In addition to being a business owner, Mr. Garcia is also a professor of Visual Design at Austin Community College and sat on the Board of Directors of the Juvenile Diabetes Research Foundation for eight years.  We will rely in Mr. Garcia's design background in developing our line of apparel.”

"Our founder Mr. Garcia has created our first two designs and has had the prototypes manufactured and we are currently evaluating both the design and materials used for the products. The prototypes we have designed include a simple fashion t-shirt and a casual short sleeve button-up as shown below. Although we have had the first designs manufactured, we have not reported any sales at this time. We anticipate ordering sample shirts from manufacturers that specialize in small projects and custom designs; these manufacturers will be identified by Mr. Garcia through on-line research and evaluation. At this time we have received limited runs of our first two products. With each test run we will evaluate both the quality of the material and the craftsmanship from the selected manufacturer. Once we are satisfied with and have chosen our manufacturer, we will initiate significant discussions relating to quality and pricing. We will evaluate these factors in light of funds received from the proceeds of this offering and such determinations will be guided and directly related to funds received."

16.

On page 22 you indicate that you do not have any employees. It is unclear why you do not consider Mr. Garcia an employee. Please revise or advise.

RESPONSE:  We are not aware of any circumstance that would make Mr. Garcia an employee, as he is the sole-officer and director of the Company with complete control of the operations and actions being undertaken by the Company. The IRS has identified three categories which determine if an individual is an employee or an independent contractor and are as follows: (i) Behavioral Control, (ii) Financial Control, and the (iii) Relationship of the Parties. Each of these factors relate to the position of relative authority between the parties.  Here, Mr. Garcia is the sole-officer of the corporation and without him, as is disclosed throughout the Filing, the corporation would be significantly negatively impacted. It is the Company's position that any suggestion that the sole-owner, officer and director is an employee of the corporation is patently invalid unless the individual has endeavored to become an employee through executing employment agreements or the Filing of the necessary documents with the IRS and State tax authorities relating to his employment. Based on the foregoing, it is clear that Mr. Garcia is not an employee.

17.

Additionally, we note on page 25 that Mr. Garcia has other management positions. Please revise to address the approximate number of hours per week that Mr. Garcia anticipates devoting to your business. We note the statement in the last paragraph on page 27. In this regard, it is unclear if the 15~20 hours is memorialized in any agreements or arrangements. Please revise accordingly.

RESPONSE:  We have revised the Filing on Page 26 to include the following clarification language:

"We have no employees. Our founder, Jon-Marc Garcia, currently devotes approximately 15-20 hours per week to Company matters.  Although there is no formal agreement setting forth the number of hours Mr. Garcia will devote to the affairs of the Company, Mr. Garcia has confirmed that he intends to devote as much time as he deems necessary to implement the business and marketing plan of the Company."

Management’s Discussion and Analysis, page 22

Liquidity and Capital Resources, page 22

18.

We note that your loan payable is due on demand. Please expand your discussion of liquidity and capital resources to describe the impact to your liquidity should your creditor demand payment.

RESPONSE:  We have revised the Filing on Page 23 to include the following expanded disclosure:

"On August 11, 2010, the Company issued a 10% Promissory Note, evidencing an original loan made in May 2010, in the principal amount of $75,000 to Big Bear Holdings to evidence funds previously loaned by Big Bear Holdings to the Company. The $75,000 principal amount underlying the Promissory Note is due and payable on demand upon 10 days written notice from Big Bear Holdings and accrues interest at the rate of 10% per annum. The Company intends to repay this Promissory Note through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Promissory Note. We believe that our operations will have to generate at least $150,000 in revenue before the Promissory Note becomes due.  We currently do not have sufficient cash on hand to repay the Promissory Note if Big Bear Holdings so demanded.  Any demand for repayment of the Promissory Note prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's liquidity and capital resources."

19.

Please discuss commitments that arose subsequent to the balance sheet date. In this respect, it appears you are committed to pay $10,000 to a consultant pursuant to the agreement in Exhibit 10.5.

RESPONSE:  We have revised the Filing on Page 24 to include the following disclosure:

"Subsequent to June 30, 2010, we entered into a Consulting Agreement with Mr. Voltaire Gomez whereby the Company would provide services relating to the Company's general business development. Pursuant to the agreement, the Company is indebted to Mr. Gomez for $10,000; $5,000 of which has already been paid to Mr. Gomez by the Company as of October 22, 2010."

20.

Please revise to disclose the material terms of the $75,000 loan.

RESPONSE:  Please see our response to comment 18 above.

Directors, Executive Officers, Promoters and Control Persons, page 25

21.

Please identify your promoter(s).

RESPONSE:  We have revised the Filing on Page 26 to include the following language:

“The following table sets forth the names and ages of our current director and executive officer. Also the principal offices and positions with us held by each person and the date such person became our director, and/or executive officer. Our Board of Directors appoints our executive officers. Our directors serve until the earlier occurrence of the election of his or her successor at the next meeting of stockholders, death, resignation or removal by the Board of Directors. There are no family relationships among our director, executive officer, or director nominees.  Other than Mr. Garcia, the Company has no promoters as that term is defined by Rule 405 of Regulation S-K.”

22.

Intentionally deleted as per the comment letter dated November 8, 2010.

23.

Please provide the disclosure contemplated by Item 401(e) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 26 to include the following disclosure:

“Jon-Marc Garcia - In 1995, Jon-Marc Garcia graduated from the University of Texas with a degree in Visual Communications. His background and experience in graphic design have afforded him the opportunity to establish two very unique businesses, and he is in the beginning stages of establishing a third. Since September 2004 until present, Mr. Garcia serves as the President of City Press, LP, a publishing and advertising company providing internal directories for municipalities. Since June 2008, Mr. Garcia has served as the President of ATX Publishing, Inc. This company produces the ATX Connection, an Austin, Texas-based publication geared toward advertising for locally owned businesses. ATX Publishing, Inc. also offers such business tools as logos, branding, banners, business cards, etc. In addition to being a business owner, Mr. Garcia is also a professor of Visual Design at Austin Community College and sat on the Board of Directors of the Juvenile Diabetes Research Foundation for eight years.”

Executive Compensation. page 25

24.

Please revise to provide a total amount in the last column to your Summary Compensation table.

RESPONSE:  We have revised the Filing as requested.

25.

We note that in footnote one on page 25 you state that "Mr. Garcia received 5,000,000 shares of the Company's Common Stock in exchange for his interest in Dale Mas." You state on page five and elsewhere, however, that "the Company acquired 100% of the issued and outstanding shares of Dale Mas in exchange for 5,000,000 shares of the Company's common stock." Please revise to reconcile the apparent inconsistency.

RESPONSE:  We have revised the Filing, throughout, to reflect that Mr. Garcia received the 5,000,000 shares as the sole shareholder of Dale Mas at the time of the acquisition.

26.

Please revise the table to address the "monthly management fees of $l,000" as referenced on page 22, or advise.

RESPONSE:  We have revised the Filing as requested.

Where you Can Find More Information, page 28

27.

We note your disclosure that “[s]tatements contained in this prospectus as to the contents of any contract or other document that is filed ... are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document." Please revise to indicate that you have summarized all material provisions of any contract or document included in the scope of this statement.

RESPONSE:  We have revised the Filing on Page 29 to include the following language:

“We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. While we have summarized the material terms of all agreements and exhibits included in the scope of this Registration Statement, for further information regarding the terms and conditions of any exhibit, reference is made to such exhibits.   Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of Section 15(d) of the Securities Exchange Act of 1934 and will file periodic reports with the Securities and Exchange Commission, including a Form 10-K for the year ended June 30, 2010 and periodic reports on Form 10-Q during that period. We will make available to our shareholders annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial statements for each of the first three quarters of each year; however, we will not send the annual report to our shareholders unless requested by an individual shareholder.

For further information with respect to us and the Common Stock, reference is hereby made to the Registration Statement and the exhibits thereto, which may be inspected and copied at the principal office of the SEC, 100 F Street NE, Washington, D.C. 20549, and copies of all or any part thereof may be obtained at prescribed rates from the Commission’s Public Reference Section at such addresses. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. To request such materials, please contact Mr. Jon-Marc Garcia, our President and Chief Executive Officer.”

28.

Please revise to provide the information required by Item 101 (h)(5)(i) and (ii) of Regulation S-K.

RESPONSE:  We have revised the Filing to provide the requested information.

Financial Statements

29.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:  We have updated our filing to include financial statements as at and for the period ended September 30, 2010.

30.

Please provide the disclosures set forth in FASB ASC 855-10-50-1 and -2, as applicable.

RESPONSE:  We have included the necessary disclosure in both of our June 30, 2010 and September 30, 2010 financial statements.

Note 3. Recapitalization, page F-l 0

31.

We note you entered into a merger with Dale Mas, Inc., a related party, whereby you acquired 100% interest in Dale Mas and other intellectual property on June 7, 2010. Please identify for us the shareholders of each of DMH International, Inc. and Dale Mas, Inc., and explain to us why you characterized the merger of these entities as recapitalization rather than a reorganization of entities under common control pursuant to FASB ASC 805-50~30-5. Revise your disclosure as appropriate to more accurately characterize how you accounted for the merger.

RESPONSE:  On June 2, 2010, DMH International Inc. was incorporated and issued 5,000,000 common shares to its President and Director, Jon-Marc Garcia.  On June 7, 2010, Dale Mas Inc., a limited liability company incorporated in the state of Texas, issued 1 member shares to Jon-Marc Garcia.

On June 7, 2010, DMH International Inc. purchased the 1 issued and outstanding members’ share of Dale Mas Inc. in exchange for the 5,000,000 issued and outstanding common shares of DMH International Inc.  As Jon-Marc Garcia was the President and Director of both DMH and Dale Mas, the acquisition was treated as a common control transaction.

We have included the operations of Dale Mas Inc. since its inception on June 7, 2010 and consolidated the operations of DMH International Inc. commencing June 7, 2010 (the date of acquisition).  The consolidated financial statements reflect the combined entities and are reported on the basis of Dale Mas Inc. (the accounting acquirer) as the continuing entity in the merger.  All significant intercompany transactions have been eliminated.

We have revised Note 3 of our financial statements to provide additional disclosure regarding the transaction and the Company’s accounting for the transaction.

32.

Since you have presented financial statements as of a date subsequent to the date the transaction occurred, your financial statements should be retroactively restated to reflect the change in the reporting entity for all prior periods presented pursuant to FASB AS 205-10-45-21. Accordingly, please revise your financial statements to reflect the operations of Dale Mas, Inc. within the new reporting entity for the applicable periods prior to the transaction date of June 7, 2010 on a retrospective basis. You should present audited financial statements and comparative unaudited interim financial statements for the periods required by Rules 8-02 and 8-03 of Regulation S-X, respectively, and provide the disclosure set forth in FRM ASC 205-10-50-6. In your response, tell us when Dale Mas, Inc. was founded.

RESPONSE:  As the merger transaction occurred on June 7, 2010, and the initial incorporation of DMH International Inc. was June 2, 2010 and the incorporation of Dale Mas Inc. (the accounting acquirer) was June 7, 2010, there are no required restatements of prior period financial statements as DMH International Inc. did not have any operating expenses for the period from June 2 to June 6, 2010.

Part II

Item 15

33.

We note the reference to Regulation D on page II-2. We also note that it appears you have not filed any Form D notices of sales. Please revise or advise.

RESPONSE:  We have revised the Filing to remove any reference to Regulation D.

Item 17

34.

Please provide your undertakings in the exact form specified in Item 512 of Regulation S-K. We note, for example, that you have altered the language associated with paragraph (a)(l)(ii) and (iii)

RESPONSE:  We have revised the Filing to provide our undertakings in the exact form specified in Item 512 of Regulation S-K.

Exhibits

35.

We note that you have not filed the form of subscription agreement. Please advise or revise.

RESPONSE:  We have not issued any shares pursuant to any subscription agreements; therefore, we are unsure of any form of subscription agreement that you are requesting.

Exhibit 5.1

36.

We note that the legal opinion refers to "shares." Please revise to identify the specific securities that are the subject of the legal opinion.

RESPONSE:  We have revised the legal opinion as requested.

37.

We note that the opinion states that the shares "have been, or shall" be validly authorized, fully paid and non-assessable. Please advise regarding whether any of the shares have already been issued.

RESPONSE:  We have revised the legal opinion as requested.

38.

We note the statement that counsel assumes no obligation to update its opinion for future changes in the law and that it speaks as of October 8, 2010. Please confirm that counsel will file an updated legality opinion immediately prior to effectiveness.

RESPONSE:  We have spoken with counsel and we confirm that counsel will file an updated legality opinion immediately prior to effectiveness to address any future changes in the law.

Exhibit 10.5

39.

Please revise your disclosure to address the material terms of this agreement and the services to be provided by Mr. Gomez. With respect to the services provided pursuant to clause 2(a), please clarify how you determined that Mr. Gomez was not a promoter within the meaning of the federal securities laws. In this respect, please advise us of the services he is providing to you, any role he played in forming your business or formulating your business plans, and the extent to which he is associated with West Coast Stock Transfer Inc.

RESPONSE:  We have spoken with Mr.  Gomez and he has informed us that he is a minority, passive investor in West Coast Stock Transfer, Inc., a transfer agent based in San Diego, CA, and that he has no affiliation as an officer, director or employee of West Coast Stock Transfer, Inc. Further, Mr. Gomez has not provided funding, provided any input into the formation of the Company, or had any influence over the affairs or direction of the Company.  He has been retained to assist the Company in going public by consulting on share structure, compliance matters and the overall requirements associated with becoming public.  Other than this limited role, Mr. Gomez has no input into the affairs of the Company. Accordingly, we do not believe any activities preformed by Mr. Gomez during any involvement he has had with the Company would make him a "promoter" as that term is defined by Item 405 of Regulation S-K.

Further, we have revised the Filing on Page 26 to include a brief description of the services to be performed by Mr. Gomez as follows:

“We have entered into a Consulting Agreement with Mr. Voltaire Gomez whereby Mr. Gomez shall assist the Company with general business development. He has been retained to assist the Company in going public by consulting on share structure, compliance matters and the overall requirements associated with becoming public. In exchange, the Company is indebted to Mr. Gomez in the amount of $10,000; $5,000 of which has already been paid by the Company as of October 22, 2010.”

Signatures

40.

Please revise to have Mr. Garcia sign in his capacities as Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer.

RESPONSE:  We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the November 8, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jon-Marc Garcia

Jon-Marc Garcia